Exhibit 99.10

2 March 2021

Melissa Kostopoulos

ASX Compliance Pty Limited

Level 4, North Tower, Rialto

525 Collins Street

Melbourne VIC 3000

Dear Melissa

Trading Halt Request

Pursuant to ASX Listing Rule 17.1, Genetic Technologies Limited (‘Company’) requests a trading halt pending an announcement in relation to a material distribution agreement.

The trading halt will remain in place until the earlier of the commencement of normal trading on Thursday 4 March 2021, or until the release of the announcement in respect of the above matter.

The Company is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Justyn Stedwell

Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000